Exhibit 8.1

Subsidiaries	Jurisdiction of Incorporation
Ascendis Pharma GmbH	Germany
Ascendis Pharma Endocrinology GmbH	Germany
Ascendis Pharma, Inc.	USA
Ascendis Pharma Endocrinology, Inc.	USA
Ascendis Pharma Ophthalmology Division A/S	Denmark
Ascendis Pharma Endocrinology Division A/S	Denmark
Ascendis Pharma Bone Diseases A/S	Denmark
Ascendis Pharma Growth Disorders A/S	Denmark
Ascendis Pharma Oncology Division A/S	Denmark
Ascendis Pharma Nordics A/S	Denmark
Ascendis Pharma Europe A/S	Denmark
Ascendis Pharma UK, Limited	United Kingdom
Ascendis Pharma Iberia S.L.	Spain
Ascendis Pharma France SASU	France